EXHIBIT 99.1

                Bezeq The Israel Telecommunication Corp. Limited
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To: The Tel Aviv Stock Exchange             To: The Israeli Securities Authority


Tel Aviv, Israel - May 10, 2010 - Bezeq - The Israel Telecommunication Corp., Limited (TASE: BEZQ), Israel's leading telecommunications provider, today announced that on May 10, 2010, a request to certify a lawsuit as class action, filed against the Company in May 2006, in the District Court of Tel-Aviv, alleging deception in advertising in the matter of a charge for calls from a Bezeq line to a cellular line, was approved by the court and the lawsuit will be tried as a class action. The total amount of the claim, based on the plaintiff's estimate, is approximately NIS 68.5 million (approximately $18.2 million).

Bezeq intends to apply for permission to appeal the court's decision in question.

For further information please refer to Bezeq's 2009 annual report (section 2.18.7), dated March 3, 2010.

About Bezeq - The Israel Telecommunication Corp.
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Bezeq is Israel's leading telecommunications service provider. Established in
1984, the company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; Internet, ADSL, and other data communications; satellite-based multi-channel TV; and corporate networks. For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

Investor Relations Contact:                            Media Relations Contact:
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Mr. Naftali Sternlicht                                 Mr. Guy Hadass
Bezeq                                                  Bezeq
Phone: +972 2 539 5441                                 Phone: +972 3 626 2600
E-Mail: ir@bezeq.co.il                                 E-Mail: dover@bezeq.co.il